ARIS
P.E.
12-31-02
1-11911
03019299

*Music for Life*

PROCESSED
APR 04 2003
THOMSON
FINANCIAL

# Steinway Musical Instruments, Inc.

## 2002 Annual Report

# The Steinway Family Album

## *Financial Summary* (In thousands except per share data)

| | 2001 | 2002 | Change |
|---|---|---|---|
| Net sales | $352,612 | $332,297 | (6%) |
| Operating income | 38,472 | 31,399 | (18%) |
| Net interest expense | 16,731 | 13,279 | (21%) |
| Net income | 11,319 | 14,909 | 32% |
| Comparable net income[1] | 17,579 | 14,909 | (15%) |
| Net income per share | $ 1.27 | $ 1.68 | 32% |
| Comparable net income per share[1] | 1.97 | 1.68 | (15%) |
| Book value per share[2] | 13.61 | 15.25 | 12% |
| Free cash flow[3] | $ 21,736 | $ 25,444 | 17% |
| Net debt[4] | 205,658 | 181,537 | (12%) |

1 Excludes costs associated with the early extinguishment of debt and also excludes amortization of goodwill and trademarks no longer required under accounting rules for 2002. See Notes 2 and 6 in the Notes to Consolidated Financial Statements.
2 Book value is defined as stockholders' equity divided by common shares outstanding at year end.
3 Free cash flow is defined as cash flow from operating activities reduced by capital expenditures.
4 Net debt is defined as total debt reduced by cash on hand at year end.

## *Corporate Profile*

Steinway Musical Instruments, through its operating subsidiaries, is a world leader in the design, manufacture and marketing of high-quality musical instruments. The company has one of the most valuable collections of brands in the music industry. Through a worldwide network of dealers, Steinway Musical Instruments' products are sold to professional, amateur and student musicians, as well as orchestras and educational institutions. The company employs a workforce of over 2,500 and operates 13 manufacturing facilities in the United States and Europe.

PIANOS Steinway & Sons produces the highest-quality pianos in the world and has one of the most widely recognized and prestigious brand names. For over a century the Steinway concert grand has been the piano of choice for the world's greatest and most popular pianists. Steinway also offers a complete line of mid-priced pianos under the Boston and Essex brand names.

BAND & ORCHESTRAL INSTRUMENTS Conn-Selmer is the largest domestic manufacturer of band and orchestral instruments and related accessories. The company manufactures a full line of musical instruments — from trumpets, trombones, saxophones, tubas and French horns to clarinets, flutes, violins, and percussion instruments — and has leading domestic market shares in virtually all of these categories. Some of its most well-known brands include Armstrong, Artley, Bach, Benge, C.G. Conn, Emerson, Glaesel, King, Ludwig, Musser, Scherl & Roth, Selmer and William Lewis and Son.


Program Notes
Kimmel Cente
Performance
STEINWAY

SCHEL & ROTH®

BENGE®

Buescher®

Vincent Bach

Boston

KING®

EMERSON
FLUTES · USA

STEINWAY & SONS

C.G. Conn®

ludwig musser

Artley®

Glaesel

Armstrong®

WM. LEWIS & SON

ESSEX

Selmer®

# *Letter to Shareholders*

As we wrap up another year, we can already see that 2003 will be even more challenging than 2002. People all over the world are uneasy due to the tenuous geopolitical environment while many countries continue to suffer through difficult economic times. This uncertainty about the future has caused people to seek stability in their lives. They are spending more time at home and they are looking for activities that bring them greater meaning. Playing music continues to be the activity of choice.

Even if you've never played a note yourself, you have undoubtedly been influenced by music. Strangers are often brought together with music as their common bond, whether in a house of worship or at a baseball stadium. Just think about the events that took place in the aftermath of 9/11. How many times did we hear citizens join together in song? There were tributes to the victims and to the heroes. There were songs of pride. In all cases, music brought people together — in peace.

The benefits from music extend beyond those you get from listening to it. Players of musical instruments gain self-confidence and learn self-discipline. Members of bands and orchestras must successfully work as part of a group. The individual instruments may sound wonderful but it is true harmony when they come together as one.

Steinway has been helping people make beautiful music for one hundred and fifty years. The company has endured — indeed prevailed — because we continue to provide high-quality instruments that bring years of enjoyment to people all over the world. As we enter 2003, we remain dedicated to our goal of being the undisputed worldwide leader of the musical instrument industry.



CARNEGIE HALL
STEINWAY
STEINWAY & SONS, STEINWAY HALL
PAUL McCARTNEY
DRIVING USA TOUR
NO CAMERAS/RECORDERS
MADISON SQUARE GARDEN
SAT APR 27, 2002 8:00PM
TOWER B GATE 62


STEINWAY & SONS
PIANOFORTES.
THE HIGHEST AWARD
LONDON.

## Business Review

Although we did not achieve our financial goals in 2002, we more than held our own in a recessionary economy. We achieved sales of $332 million, a decline of only 6% from last year. We are pleased to report that we remain very profitable, with earnings of $1.68 per share, and that our stock outperformed the Russell 2000 as well as the S&P 500.

During 2002, we generated $25 million in free cash flow. In the fourth quarter, we repurchased $4.7 million of our Senior Notes, helping to reduce net debt this year by $24 million, or 12%. Even after the repurchase, we had over $19 million in cash on hand at year end and owed nothing on our domestic revolver.

While we achieved reasonable sales levels in 2002 and strengthened our balance sheet, gross margins in the band segment declined further, causing our overall operating profits to decrease 18%. Competition in the band marketplace remains intense. We must reduce our cost structure and become more flexible in manufacturing. Foreign competition and skyrocketing health care costs make this our primary goal for the band segment in 2003.

## Outlook

We enter 2003 with continuing economic uncertainty. While there isn't much we can do to affect what's going on externally, we CAN make changes internally — changes which will affect how we operate in the current environment. For our band division, 2002 was a year of identifying issues and selecting the right team to deal with the necessary changes. 2003 will be a year of revamping how we do business. Our ability to adapt will determine our success in this changing marketplace. Fortunately, our strong balance sheet allows us the flexibility to invest in growing the business.

For our piano division, 2003 will be an exciting year as Steinway & Sons celebrates its 150th anniversary. We will be celebrating with a series of concerts at Carnegie Hall in New York as well as at smaller venues worldwide. With companies here today and gone tomorrow, this is a milestone many can only dream about.

While we expect the coming year to be another challenging one, we've proven we can operate our business in a difficult environment and be successful. One hundred fifty years of history show that we're in this for the long term and we hope you are, too. We'd like to thank our employees, customers and shareholders for their continued support and we look forward to reporting our progress to you next year.

Kyle R. Kirkland
Chairman of the Board

Dana D. Messina
Chief Executive Officer



Dennis M. Hanson
CFO and General Counsel
Bruce A. Stevens
President – Steinway; Director
John M. Stoner, Jr.
President – Conn-Selmer; Director
A. Clinton Allen, Director
Chairman, Psychemedics Corporation
Rudolph K. Kluiber, Director
Managing Director, GRT Capital Partners
Peter McMillan, Director
Managing Partner, Willow Brook Capital Group, LLC


GOODMAN
The Golden Age of Swing
SAT APR 27, 2002 8:00PM
MADISON SQUARE GARDEN
CAMERAS/RECORDERS

# Piano Operations

## 2002 Results

Worldwide sales of pianos generated $165 million in revenue, a decrease of only 3% from last year. Gross margins remained essentially unchanged at 35%, despite reduced production levels at our German facility. By exercising firm control over operating expenses, holding them flat with the prior year, we produced a 4% increase in operating income in a very challenging economic environment.

Domestically, our revenues were flat but we improved gross margins to 32% from 30% in 2001. This was a result of more favorable purchase prices on our Boston and Essex pianos. We shipped 250 fewer Steinway & Sons pianos, a decrease of 9%. However, we shipped almost 500 additional Boston and Essex units this year, an increase of over 16%.

Revenues overseas declined 8% as unit shipments of Steinway & Sons pianos dropped 14% in 2002. In particular, unit sales in Japan declined 24% on weakened demand. Gross margins overseas decreased to 36% from 39% in 2001 because we reduced production to correspond with current levels of demand. Sales of Boston and Essex units also declined, with shipments decreasing 13% compared to 2001.

## Competitive Position

While revenues from pianos decreased 3% in 2002, this decline was precipitated by the difficult economic environment, rather than increasing competition. Steinway & Sons is still number one on the concert stage — a survey of twenty-eight of the world's major orchestras showed that, during the 2001/2002 concert season, 99% of piano soloists chose to play on Steinway pianos. This demonstrates the confidence the world's major performing artists have in today's Steinway piano. Worldwide, nearly 85% of the grand pianos sold in the premium priced category are made by Steinway & Sons.

## Distribution

We are extremely proud of our distribution network and we consider it one of our most valuable assets. Our distribution strategy has always been to find entrepreneurial-minded dealers and give them large enough territories to be profitable. This has been extremely successful in North America where we distribute our pianos through only sixty-seven dealers. The key is not to have a multitude of dealers — it is to have the right number of top-quality dealers. During the last two years, we reduced the number of Steinway dealers in Europe, bringing the total down by over 30%. Now that we have streamlined our distribution network there, we can focus our efforts on working with the quality dealers that remain.

While our goal is not to become a large retailer of pianos, we are committed to serving all profitable markets. In the few markets where we have not found appropriate dealers, we have chosen to operate our own retail stores. Miami is one of those markets. We will be opening our own store in the second quarter of 2003 and we have high expectations for success, as we believe a presence in Miami will lead to increased business in South America.

## Art Case Pianos

Steinway & Sons pianos continue to capture the world's imagination. In December, a photo of Steinway piano number 300,000 — an art case grand with legs sculpted into golden eagles — graced the front of the White House holiday card. This piano, the second White House Steinway, was presented to the American people in 1938.

Today, the art case tradition continues at Steinway. At the end of last year we introduced the Legendary Collection, which consists of one-of-a-kind re-creations of historical Steinway art case pianos. The first in the collection, the Alma Tadema, recently sold for $675,000, the highest price ever paid for a new Steinway piano.


BILLY JOEL
FANTASIES & DELUSIONS


THE MAESTRO
ARTISTS FOR
CANCER SURVIVAL
PARQ


### [illegible]

Several years ago, we opened a representative office in Beijing to explore growth opportunities in China. Since that time we developed a network of six dealers to sell pianos to institutions and consumers. Our experience shows that the Chinese government continues to focus on the country's cultural development. As such, we expect China to be the fastest-growing music market during the next ten to fifteen years.

To that end, in February of 2003, we announced that we are sending over one of the company's most seasoned managers to head Steinway Asia. Robert Dove has over twenty years of management experience with Steinway and extensive knowledge and experience in Asia. He will be responsible for the future development of the piano division's strategic initiatives and OEM relationships in that region of the world.

### Institutional Business

After the recession in the early 1990s, we developed a strategy that focused on increasing piano sales to music schools and performing arts centers, as these market segments are typically less sensitive to economic cycles. During the last two years, the poor economy has put this strategy to the test. We are pleased to report that, during 2002, we added eight more institutions to our ever-expanding list of "All Steinway" schools, bringing the total number to thirty-four. Of special note was Oklahoma City University's purchase of one hundred five pianos, the largest purchase in Steinway's history.

In addition to the progress we made in the music school market, we also developed affiliations with some of the most prestigious orchestras and venues in the United States, including the Boston Symphony Orchestra, the Chicago Symphony Orchestra, the Cincinnati Symphony Orchestra, the Philadelphia Orchestra, The Kennedy Center for the Performing Arts and the Tanglewood Music Festival. The best continue to want the best and they know that is what they get when they buy Steinway & Sons pianos.

### 150th Anniversary

Our employees have planned myriad events to commemorate the 150th anniversary of Steinway & Sons. We recently kicked off the year with a search to locate the oldest Steinway piano in the U.S. In June, we will host a three-night series of classical, jazz and pop concerts performed by renowned Steinway artists. Additional celebrations will continue throughout 2003 as our worldwide dealer network is planning many events to mark this company milestone.

## *Band Operations*

### 2002 Results

Over the past few years, there have been fundamental changes in the band instrument industry. As a result of the increasing number of Asian band instrument manufacturers and the leveling off of the population of school children in the U.S., there is a great deal of excess manufacturing capacity. The resulting oversupply of instruments has caused retail prices to drop, putting pressure on manufacturers to reduce costs.

As the poor economic climate continued into 2002, many communities were impacted by state budget cuts, forcing a reduction in spending for school band programs. In addition, economic uncertainty caused many retailers to reduce inventory purchases. These factors, coupled with pricing pressure from offshore competitors, contributed to disappointing sales of $168 million for 2002, a decrease of 9% from the prior year.

In response to the softening of demand, we ratcheted down our production levels, reducing headcount in our band segment by 14%. As a result of lower overhead absorption, gross margins dropped to under 24% for 2002.

The band instrument industry in the U.S. is changing rapidly and only the strong competitors with solid business plans will survive. As the largest manufacturer of band instruments in the U.S., we are confident that we can adapt our business to compete in this marketplace. During this transition, our main focus will be on maintaining the high quality for which our brands are known.


RUDOLF SERKIN
A Musical Tribute
GEORGE WINSTON
BALLADS AND BLUES 1972
piano solos
GLENN MILL


CARNEGIE HALL
THE NEW YORK POPS
MEDIUM
A STEINWAY
Classical
Steinway G.I. Piano, 1943

In 2001, we undertook a major initiative to improve the productivity and profitability of our band operations. Although the project increased costs for a couple of years, we expect a long-term improvement in our competitive position. To further our efforts to reduce the cost of our instruments, we have also dedicated resources to investigate additional opportunities for sourcing products and parts overseas.

## Conn-Selmer Merger

In the fourth quarter of 2002, we announced the merger of our two band companies into one entity, Conn-Selmer. We also appointed a new President for Band Operations. John Stoner is a seasoned executive who has a proven track record of combining manufacturing businesses and improving operating performance. Since his appointment last fall, he has realigned and consolidated his management team and pared down overhead at many of our manufacturing facilities. As the reorganization continues to unfold, the corporate culture of our band company is becoming more entrepreneurial in nature. This type of culture will help Conn-Selmer capitalize on available profit opportunities in the band instrument industry.

By the end of 2002, we had completed the consolidation of our string manufacturing operations into one facility. This consolidation will improve efficiencies and inventory management while maintaining the high quality standards for which our brands are known. In conjunction with our increased importing from the Far East, we also opened a West Coast distribution center for Ludwig drums. This facility will help us provide faster service to Ludwig customers in this region.

## Distribution Channels

Traditionally, music education has been best served through a network of local retail dealers that offers personalized service. These dealers provide valuable services by calling on local schools and providing direct service to band and orchestra educators. Recently, retail dealers and others have also offered instruments through additional distribution channels, such as the Internet, catalogs and "big box" concepts. While we will continue to support the local school music dealer/educator relationship, we must also redefine our strategy to compete in these expanded channels.

To remain competitive, we will adjust our strategy to utilize our brands and products to compete through these additional distribution channels while protecting the independent music dealer. Rest assured, as we pursue these opportunities, our support of the local music dealer will not waver.

## Music Education

The music education market is the largest consumer of band and orchestra instruments in the United States. The majority of students acquire their instruments through rental-purchase plans provided by local music dealers. Strong music education programs are key to our success, so we support band and orchestra directors with a number of different educational programs. One major effort is Conn-Selmer University, which provides young teachers with the tools and instruction to excel in today's teaching environment. Conn-Selmer University expanded again this year, with over four hundred people in attendance. A partnership was also forged with the Music Educators' National Conference (MENC), a national organization for music educators. As an added benefit to participants, Conn-Selmer University courses now earn credits at Indiana University.

## Labor Negotiations

As a result of the acquisition of UMI in 2000, our band segment now has a third labor contract expiring during the first quarter of 2003. While some may see this as a risk, we see it as an opportunity. For many years we have struggled to operate our band factories under the stringent language of the old contracts. This language impeded our ability to be flexible in manufacturing. In addition, since the contracts were implemented three years ago, health care costs have risen dramatically and retail prices for band instruments have dropped significantly. Today, we are able to address these matters and set the company on a future course for success. There will be many tough issues to resolve during these negotiations. However, we are optimistic that we can come to a fair agreement for all parties involved.



Playing violin has been a family tradition for generations
One of the best shows ever!
NYC 11/16

# Management's Responsibility for Financial Statements

Our management has prepared the accompanying consolidated financial statements and notes and is responsible for their content. We believe the statements accurately report the Company's financial position and operating results on a basis consistent with accounting principles generally accepted in the United States of America. These statements include certain amounts that are estimates based on currently available information and our judgment of current conditions and circumstances.

We operate under a system of internal accounting controls designed to provide reasonable assurance that, in all material respects, our financial records are accurate, that assets are protected and that the financial statements fairly present our financial position, results of operations and cash flows. The internal accounting control system is tested, monitored and revised as necessary.

The Audit Committee of the Board of Directors is composed entirely of outside independent Directors. It meets periodically to assess that our management and independent auditors are properly fulfilling their duties regarding internal control and financial reporting. Our independent auditors and financial management have full and free access to the Audit Committee at any time.

We engaged Deloitte & Touche LLP, independent accountants, to audit the consolidated financial statements. Their accompanying report is based on an examination conducted in accordance with auditing standards generally accepted in the United States of America, which includes a review of our systems of internal control as well as tests of accounting records and procedures sufficient to enable them to render an opinion on our financial statements.

Dana D. Messina
President and
Chief Executive Officer

Dennis M. Hanson
Senior Executive Vice President
and Chief Financial Officer

# Independent Auditors' Report

To the Board of Directors and Stockholders of Steinway Musical Instruments, Inc:

We have audited the accompanying consolidated balance sheets of Steinway Musical Instruments, Inc. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Steinway Musical Instruments, Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, in 2002 the Company changed its methods of accounting for goodwill and trademarks to conform to Statement of Financial Accounting Standard ("SFAS") No. 142, and debt extinguishment costs to conform to SFAS No. 145.

Deloitte & Touche LLP
Boston, Massachusetts
February 21, 2003

# *Selected Consolidated Financial Data*

(In Thousands Except Share and Per Share Data)

| Years Ended December 31, | 1996 | 1997 | 1998 | 1999 | 2000[1] | 2001 | 2002 |
|---|---|---|---|---|---|---|---|
| **INCOME STATEMENT DATA:** | | | | | | | |
| Net sales | $257,903 | $277,848 | $293,251 | $304,636 | $331,698 | $352,612 | $332,297 |
| Gross profit | 84,235 | 93,281 | 98,479 | 100,748 | 104,958 | 107,498 | 97,151 |
| Income from operations | 33,124 | 38,249 | 41,813 | 41,140 | 41,689 | 38,472 | 31,399 |
| Net income | 3,053 | 13,700 | 16,651 | 17,345 | 16,904 | 11,319 | 14,909 |
| Income per share: | | | | | | | |
| Basic | $ 0.41 | $ 1.45 | $ 1.78 | $ 1.88 | $ 1.89 | $ 1.27 | $ 1.68 |
| Diluted | $ 0.41 | $ 1.45 | $ 1.75 | $ 1.87 | $ 1.89 | $ 1.27 | $ 1.68 |
| **WEIGHTED AVERAGE SHARES:** | | | | | | | |
| Basic | 7,418,580 | 9,426,122 | 9,339,896 | 9,213,145 | 8,921,091 | 8,928,000 | 8,877,256 |
| Diluted | 7,418,580 | 9,458,841 | 9,505,640 | 9,277,798 | 8,921,108 | 8,928,000 | 8,882,165 |
| **CASH FLOWS FROM:** | | | | | | | |
| Operating activities | $ 5,927 | $ 13,835 | $ 14,227 | $ 15,372 | $ 13,265 | $ 28,877 | $ 31,048 |
| Investing activities | (5,039) | (8,968) | (5,289) | (39,312) | (93,798) | (7,988) | (7,749) |
| Financing activities | (865) | (3,440) | (1,718) | 16,304 | 80,584 | (20,411) | (9,718) |
| **OTHER FINANCIAL DATA:** | | | | | | | |
| EBITDA[2] | $ 44,520 | $ 50,175 | $ 54,072 | $ 54,822 | $ 57,352 | $ 54,059 | $ 46,375 |
| Interest expense, net | 17,107 | 12,776 | 11,911 | 13,276 | 16,110 | 16,731 | 13,279 |
| Capital expenditures[3] | 5,199 | 5,634 | 6,264 | 5,399 | 7,890 | 7,141 | 5,604 |
| EBITDA[2]/interest expense, net | 2.6x | 3.9x | 4.5x | 4.1x | 3.6x | 3.2x | 3.5x |
| **NET SALES BY SEGMENT:** | | | | | | | |
| Band | 47% | 48% | 45% | 43% | 45% | 52% | 51% |
| Piano | 53% | 52% | 55% | 57% | 55% | 48% | 49% |
| **MARGINS:** | | | | | | | |
| Gross profit | 32.7% | 33.6% | 33.6% | 33.1% | 31.6% | 30.5% | 29.2% |
| EBITDA[2] | 17.3% | 18.1% | 18.4% | 18.0% | 17.3% | 15.3% | 14.0% |
| **BALANCE SHEET DATA (AT YEAR END):** | | | | | | | |
| Cash | $ 3,277 | $ 5,271 | $ 12,460 | $ 4,664 | $ 4,989 | $ 5,545 | $ 19,099 |
| Current assets | 140,353 | 151,622 | 170,381 | 171,954 | 265,453 | 258,977 | 271,849 |
| Total assets | 265,366 | 266,708 | 283,927 | 309,641 | 421,816 | 414,040 | 428,234 |
| Current liabilities | 37,720 | 40,429 | 42,243 | 44,959 | 56,575 | 49,223 | 53,207 |
| Total debt | 118,391 | 115,457 | 117,028 | 140,080 | 223,410 | 211,203 | 200,636 |
| Stockholders' equity | 67,878 | 75,761 | 91,757 | 98,202 | 113,207 | 120,371 | 135,806 |

1 We acquired UMI in September 2000.

2 EBITDA represents earnings before net interest expense, income tax expense (benefit), depreciation and amortization, adjusted to exclude non-recurring charges and debt extinguishment costs. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with accounting principles generally accepted in the United States of America, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditure requirements and working capital needs. Although we believe certain investors find EBITDA useful, it is not necessarily a measure of our ability to fund our cash needs.

3 Capital expenditures for 1999 exclude $30.8 million for the purchase of Steinway Hall.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Introduction

The following discussion provides an assessment of the results of our operations and liquidity and capital resources together with a brief description of certain of our accounting policies. Accordingly, the following discussion should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

## Overview

We, through our operating subsidiaries, are one of the world's leading manufacturers of musical instruments. Our strategy is to capitalize on our strong brand names, leading market positions, strong distribution networks, and quality products.

PIANO SEGMENT Sales of our pianos are influenced by general economic conditions, demographic trends and general interest in music and the arts. The operating results of our piano segment are primarily affected by Steinway & Sons grand piano sales. Given the total number of these pianos that we sell in any year (2,947 sold in 2002), a slight change in units sold can have a material impact on our business and operating results. Our results are also influenced by sales of Boston and Essex pianos, which together represented approximately 55% of total piano units sold and approximately 20% of total piano revenues in 2002. Our Boston and Essex piano lines are manufactured in Asia, each by a single manufacturer. The ability of these manufacturers to produce and ship products to us could materially impact our business and operating results. In 2002, approximately 62% of piano sales were in the United States, 26% in Europe and the remaining 12% primarily in Asia. For the year ended December 31, 2002, our piano sales were $164.6 million, representing 49% of our total revenues.

PIANO OUTLOOK FOR 2003 We expect a challenging year for our piano segment due to uncertainties in the economies worldwide, especially in Europe and Asia. Gross margins are expected to remain relatively stable. The celebration of the 150th anniversary of Steinway & Sons in 2003, while increasing marketing expenses, is expected to provide us with increased public recognition and generate additional sales prospects. We currently have sufficient, but not excessive, manufacturing capacity to meet anticipated or increased demand.

BAND SEGMENT Our student band instrument sales are influenced by trends in school enrollment and general attitudes toward music and the arts. Management estimates that 85% of our domestic band sales are generated through educational programs. Our school instrument business is correlated to the number of school children in the United States, which has peaked and is expected to remain relatively stable over the next few years. However, due to the current economic climate, many school budgets have recently been reduced. This has often adversely impacted school music program funding, resulting in delays or eliminations of beginning band programs, which has negatively impacted our revenues. In addition, limited resources have affected the sales of instruments typically purchased by schools, such as tubas, sousaphones, and certain percussion instruments.

In addition, our band instrument sales have also been adversely affected by high levels of available inventories from domestic suppliers and an abundance of competitively priced instruments being imported from offshore, low cost producers. As a result, we are currently competing in a highly price sensitive domestic market with excess capacity. Musical instrument dealers, our primary customers, are also focusing on selling through current inventories before ordering new instruments. With the increase in product availability, dealers are ordering on an "as needed" basis instead of making substantial investments in their own inventories. We refined our pricing structure on certain instruments in order to remain competitive in the increasingly efficient band instrument market.

Consistent with past patterns, beginner instruments accounted for 73% of band and orchestral unit shipments and 47% of instrument revenues in 2002, with advanced and professional instruments representing the balance. In 2002, approximately 83% of band sales were in the United States, 7% in Europe and the remaining 10% primarily in Asia. For the year ended December 31, 2002, our band sales were $167.7 million, representing 51% of our total revenues.

BAND OUTLOOK FOR 2003 Aggressive competition, low domestic industry capacity utilization, and uncertainty regarding the outcome of our labor contract negotiations will make 2003 another challenging year for our band segment. We intend to focus on strengthening this segment in the upcoming year by increasing our manufacturing flexibility, taking greater advantage of our available distribution channels, and refining the balance between manufactured and imported products while maintaining the high quality standards for which our brands are known. We believe that the implementation of these strategies is necessary for the long-term growth of this segment of our business.

Inflation and Foreign Currency Impact Although we cannot accurately predict the precise effect of inflation on our operations, we do not believe that inflation has had a material effect on sales or results of operations in recent years. Sales to customers outside the United States represent approximately 27% of consolidated sales, with international piano sales accounting for approximately 70% of these international sales. A significant portion of international piano sales originate from our German manufacturing facility, resulting in sales, cost of sales and related operating expenses denominated in Euros. While currency translation has affected international sales, cost of sales and related operating expenses, it has not had a material impact on operating income. We utilize financial instruments such as forward exchange contracts and currency options to reduce the impact of exchange rate fluctuations on firm and anticipated cash flow exposures and certain assets and liabilities denominated in currencies other than the functional currency of the affected division. We do not purchase currency related financial instruments for purposes other than exchange rate risk management.

Taxes Our effective tax rates vary depending on the relative proportion of foreign to U.S. income and the absorption of foreign tax credits in the U.S. In 2000, a one-time tax benefit associated with the reduction of deferred tax balances, caused by an enacted rate reduction in Germany, lowered our effective tax rate to 38%. This rate change was effective on January 1, 2001, resulting in a reduction of our effective tax rate in Germany from 56% in 2000 to 38% in 2001. In 2001, the costs associated with our debt extinguishment, which were absorbed domestically, caused an increase in the proportion of our foreign source income, allowing us to utilize foreign tax credits carried forward from prior years. In 2002, we were not able to utilize foreign tax credits carried forward from prior years. However, with the overall effective German rates now on par with the U.S. rates, the shift towards income generated from the German divisions allows us to better utilize our overall foreign tax credits.

Acquisitions Historically, some of our growth has come from strategic acquisitions of complementary businesses. We acquired Pianohaus Karl Lang ("PKL"), Germany's largest retail piano store, in January 2000, and United Musical Instruments Holdings, Inc. ("UMI"), a domestic manufacturer of band and orchestral instruments, in September 2000. The following discussion includes each of these businesses since its date of acquisition.

## Results of Operations

### Fiscal Year 2002 Compared to Fiscal Year 2001

Net Sales Net sales decreased $20.3 million (6%) to $332.3 million in 2002, despite a $6.1 million (7%) revenue increase in the fourth quarter, which was attributable to our piano sales. Year over year, piano sales declined $4.4 million (3%) to $164.6 million, reflecting the 11% decrease in shipments of our Steinway grand units. Our domestic sales were less impacted by the weakened worldwide economy than our sales in Europe and Asia. Domestic grand unit shipments decreased only 9% as compared to the 16% decrease in our grand unit shipments overseas. However, this was mitigated by the continued strong domestic demand for our lower priced Boston piano lines, which experienced a domestic unit shipment increase of 16% in the current year. As a result, domestic piano revenues remained stable year over year. Band and orchestral instrument sales decreased $15.9 million (9%) to $167.7 million in 2002. This resulted from a unit decrease of 13% and more competitive pricing strategies on certain instruments, which was partially offset by a shift in sales mix towards higher priced step-up and professional instruments.

Gross Profit Gross profit decreased $10.3 million (10%) to $97.2 million in 2002. Gross margins declined to 29.2% from 30.5% in 2001 primarily as a result of a decline in our band margins, which deteriorated from 26.3% in 2001 to 23.8% in 2002. This was due to reduced production, which was at or below 2001 levels in virtually all of our plants, as well as manufacturing inefficiencies resulting from layoffs and staff retraining requirements at one of our plants. Piano margins decreased only slightly, to 34.8% from 35.1% in the prior year. In response to the slowing economy, we applied periodic factory shutdowns in order to control inventory levels while retaining our skilled workforce. A decrease in production days at our overseas manufacturing facility had an unfavorable impact of approximately $1.6 million on our margin, but was mitigated by the favorable exchange rates on the Boston product line inventories.

Operating Expenses Operating expenses decreased $3.3 million (5%) to $65.8 million in 2002, primarily due to the $3.1 million decrease in our amortization expense resulting from the implementation of SFAS No. 142. Increases in general and administrative costs associated with consulting and severance costs were more than offset by the $1.0 million decrease in sales and marketing expenses year over year.

Non-operating Expenses Non-operating expenses decreased $12.2 million to $9.3 million in 2002 primarily as a result of the reclassification of $6.6 million of debt extinguishment costs in the prior year. These costs, which are attributable to our long-term debt refinancing in April 2001, have been reclassified from an extraordinary item to a non-operating expense due to our implementation of SFAS No. 145. Exclusive of these costs, non-operating expenses decreased $5.6 million. This was due to the $3.5 million decrease in net interest expense resulting from the significant decrease in borrowings on our domestic revolving loan as compared to 2001. Foreign exchange gains of $0.7 million compared to foreign exchange losses of $0.8 million in 2001 also contributed to the reduction of non-operating expenses in the current period.

## Fiscal Year 2001 Compared to Fiscal Year 2000

Net Sales Net sales increased $20.9 million (6%) to $352.6 million in 2001. Piano sales declined $13.9 million (8%) to $169.0 million, reflecting a domestic unit shipment decrease of 20% as a result of the U.S. economic slowdown. However, the decrease in domestic piano sales of 15% was partially offset by the strong performance of international piano sales, which increased $2.5 million, or 4% in 2001. Band and orchestral sales increased $34.6 million (23%) to $183.6 million on a corresponding increase in band shipments of 23%. This increase was primarily due to the $43.1 million of incremental revenue from UMI, which more than offset the negative effect of dealer consolidation.

Gross Profit Gross profit increased $2.5 million (2%) to $107.5 million in 2001. Gross margins declined to 30.5% from 31.6% in 2000 as a result of declines in both *the piano and band margins. Piano margins declined slightly,* from 35.6% to 35.1%, despite a favorable sales mix of higher margin concert grands reported by our international piano operations. This decline was a result of additional factory shutdowns and the lower absorption of overhead costs in domestic piano operations. These periodic shutdowns were instituted by management in order to control inventory levels, yet retain the skilled workforce, in response to the slowing economy. Band instrument margins declined from 26.8% to 26.3% due to production changes at one manufacturing facility, which resulted in additional training costs and labor inefficiencies. The incremental costs in 2001 of approximately $0.5 million related to a reengineering project at certain band instrument manufacturing plants also adversely impacted gross margin.

Operating Expenses Operating expenses increased $5.8 million (9%) to $69.0 million in 2001. Operating expenses as a percentage of sales increased slightly from 19% in 2000 to 20% in 2001. Excluding the incremental operating expenses of UMI of $7.8 million in 2001 and the one-time charges of $1.5 million associated with the acquisition of UMI in 2000, operating expenses remained relatively flat.

Non-operating Expenses Other expense increased approximately $7.3 million (51%) to $21.6 million in 2001. This increase is primarily the result of the $6.6 million of debt extinguishment costs associated with our long-term debt refinancing in April 2001, which has been reclassified from an extraordinary item to a non-operating expense due to our implementation of SFAS No. 145. The remaining increase is a result of higher net interest expense associated with higher average outstanding debt balances incurred primarily as a result of the acquisition of UMI.

## Liquidity and Capital Resources

We have relied primarily upon cash provided by operations, supplemented as necessary by seasonal borrowings under our working capital line, to finance our operations, repay *long-term indebtedness and fund our capital expenditures.*

Cash Flows Cash provided by operations was $13.3 million in 2000, $28.9 million in 2001, and $31.0 million in 2002. The increase in 2002 is the result of our continued control of inventory as well as effective management of our accounts receivable and payable. In 2000, we embarked on a major initiative to effect fundamental changes in our band instrument manufacturing operations. We incurred project related expenses of approximately $1.8 million in 2000, $2.1 million in 2001, and $0.6 million in 2002. The long-term benefits of the project include improved production flow, efficiency and quality.

Cash used for the acquisitions of PKL and UMI was $86.6 million in 2000. Cash used in other investing activities consists primarily of capital expenditures of $7.9 million in 2000, $7.1 million in 2001, and $5.6 million in 2002. In 2000, cash provided by financing activities, which totaled $80.5 million, was primarily derived from borrowings on our line of credit and the $45 million acquisition loan obtained to purchase UMI. In 2001, cash used in financing activities totaled $20.4 million and was due to a combination of factors, including our issuance of $150.0 million in Senior Notes, our redemption of $110.0 million in Senior Subordinated Notes, and repayment of our domestic line of credit. In 2002, cash used for financing activities of $9.7 million was due to our long-term debt repayment of $6.4 million and the repurchase of $4.7 million of our Senior Notes.

CAPITAL EXPENDITURES Our capital expenditures consist primarily of machinery and equipment purchases, facility upgrades in conjunction with certain EPA compliance projects, and general facility improvements. We expect our capital spending in 2003 to be in the range of $5 – 6 million, relating to facility renovations, machinery and process improvements, and equipment replacement.

SEASONALITY Consistent with industry practice, we sell band instruments almost entirely on credit utilizing the two financing programs described below. Due to these programs, we have large working capital requirements during certain times of the year when band instrument receivable balances reach highs of approximately $85 – 90 million in August and September, and lesser requirements when they are at lows of approximately $60 – 65 million in January and February. The financing options, intended to assist dealers with the seasonality inherent in the industry and to facilitate the rent-to-own programs offered to students by many retailers, also allow us to match our production and delivery schedules. The following forms of financing are offered to qualified band instrument dealers:

A) Receivable dating: Payments on purchases made from January through August are due in October. Payments on purchases made from September to December are due in January. Dealers are offered discounts for early payment.

B) Note receivable financing: Qualified dealers may convert open accounts to a note payable to us. The note program is offered in January and October and coincides with the receivable dating program. In most instances, the note receivable is secured by dealer inventories and receivables.

OFF BALANCE SHEET ARRANGEMENTS Prior to August 2002, we sold notes receivable on a recourse basis to a financing company. The financing company had the option to purchase up to $18.0 million of our notes receivable. We received proceeds from the sale of such notes of approximately $12.7 million in 2001 and $2.6 million in 2002. Outstanding balances on these notes were $6.7 million as of December 31, 2001. Subsequent to August 2002 we have retained these notes receivable.

Unlike many of our competitors in the piano industry, with limited exceptions, we do not provide extended financing arrangements to our dealers. To facilitate long-term financing required by some dealers, we have arranged financing through a third-party provider. We generally provide no guarantee with respect to these arrangements.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS When determining the amounts to be recognized in the consolidated financial statements related to our domestic pension and other post retirement benefits, we used a long-term rate of return on plan assets of 9%, which was developed with input from our actuaries and our investment advisors, and is consistent with previous rates we have used. During 2002, we implemented a pension asset investment policy, conducted a review and redistribution of our investment assets in accordance with our policy, and reviewed past portfolio performance and future performance expectations for our pension assets. We also amended one of our plans to eliminate future years of service credit under the plan. We believe that 9% is representative of the long-term rate of return that we may expect from our domestic pension assets. The discount rate utilized for determining future pension obligations for our domestic plans is based on long-term bonds receiving an AA- or better rating by a recognized rating agency. The resulting discount rate decreased from 7.5% to 6.75% at December 31, 2002.

The discount rates and rates of returns on plan assets for our foreign pension and other postretirement benefit plans were similarly developed utilizing long-term rates of return and discount rates reasonably expected to occur.

BORROWING ACTIVITIES AND AVAILABILITY Our real estate term loan, acquisition term loan, and domestic, seasonal borrowing requirements are accommodated through a committed credit facility with a syndicate of domestic lenders (the "Credit Facility"). The Credit Facility, which was amended and restated to accommodate the $150.0 million bond offering completed on April 19, 2001, provides us with a potential borrowing capacity of $85.0 million in revolving credit loans, and expires on September 14, 2008. Borrowings are collateralized by our domestic accounts receivable, inventory, and fixed assets. As of December 31, 2002, there were no revolving credit loans outstanding and availability based on eligible accounts receivable and inventory balances was approximately $80.5 million, net of letters of credit. The real estate term loan is payable in monthly installments of $0.2 million and includes interest at average 30-day LIBOR (1.38% at December 31, 2002) plus 1.5%. This term loan is secured by all of our interests in the Steinway Hall property. The acquisition term loan is repayable in monthly installments of $0.4 million for the first five years and monthly installments of $0.6 million in years six through eight. The acquisition term loan and revolving credit loans bear interest at average 30-day LIBOR plus 1.75%. All of our borrowings under the Credit Facility are secured by a first lien on our domestic inventory, receivables, and fixed assets. Open account loans with foreign banks also provide for borrowings of up to €17.6 million ($18.5 million at December 31, 2002) by Steinway's foreign subsidiaries.

On April 19, 2001, we completed a $150.0 million 8.75% Senior Note offering. The proceeds of this offering were used to redeem $110.0 million of previously outstanding Senior Subordinated Notes, with the balance used to pay down the Credit Facility. The early retirement of the Senior Subordinated Notes, which were redeemed on June 1, 2001 at 102.75% of the principal amount, generated a debt extinguishment charge of approximately $6.6 million, and a related tax benefit of $2.7 million. On December 18, 2002 we repurchased $4.7 million of our Senior Notes.

At December 31, 2002, our total outstanding indebtedness amounted to $200.6 million, consisting of $145.3 million of 8.75% Senior Notes, $19.7 million on the real estate term loan, $34.0 million on the acquisition term loan, and $1.6 million of notes payable to foreign banks. Cash interest paid was $19.1 million in 2001 and $15.3 million in 2002. All of our debt agreements contain covenants that place certain restrictions on us, including our ability to incur additional indebtedness, to make investments in other entities and to pay cash dividends. We were in compliance with all such covenants as of December 31, 2002.

Our share repurchase program authorizes us to make discretionary repurchases of our ordinary common stock up to a limit of $25.0 million. Repurchased shares are being held as treasury shares to be used for corporate purposes. We have reserved 721,750 shares of our existing treasury stock to be utilized for the issuance of stock options under our Amended and Restated 1996 Stock Plan. These options will have no impact on our cash flow or number of shares outstanding unless and until the options are exercised. In 2001, we repurchased 114,600 shares at a cost of $1.9 million. We did not repurchase any shares in 2002, but intend to consider repurchases in 2003, contingent upon our cash flow, share price, and availability of shares for purchase.

We experience long production and inventory turnover cycles, which we constantly monitor, since fluctuations in demand can have a significant impact on these cycles. In 2002, we successfully continued to focus on managing our inventory levels and accounts receivable in order to maximize cash flow from operations. We were once again able to eliminate the outstanding debt on the revolving portion of the Credit Facility by the end of the fiscal year. Looking forward to 2003, we anticipate a challenging year. We will continue to focus on keeping our balance sheet strong by managing accounts receivable, maintaining sufficient, but not excessive, inventory levels, and repaying debt. Other than those described, we are not aware of any trends, demands, commitments, or costs of resources that are expected to materially impact our liquidity or capital resources. Accordingly, we believe that cash on hand, together with cash flows anticipated from operations and available borrowings under the Credit Facility, will be adequate to meet our debt service requirements, fund continuing capital requirements and satisfy our working capital and general corporate needs through 2003.

## Contractual Obligations

| Contractual obligations at December 31, 2002 | | Payments due by period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1–3 years | 3–5 years | More than 5 years |
| Long-term debt[1] | $200,636 | $8,055 | $13,111 | $13,295 | $166,175 |
| Operating leases[2] | 272,850 | 4,400 | 7,943 | 6,453 | 254,054 |
| Other long-term liabilities[3] | 22,407 | 2,440 | 4,880 | 4,880 | 10,207 |
| Total | $495,893 | $14,895 | $25,934 | $24,628 | $430,436 |

1 The nature of our long-term debt obligations is described more fully in the "Borrowing Availability and Activities" section of "Liquidity and Capital Resources."

2 Approximately $261.9 million of our operating lease obligations are attributable to the ninety-nine year land lease associated with the purchase of Steinway Hall, which is described in Note 13 in the Notes to Consolidated Financial Statements included within this filing; the remainder is attributable to the leasing of other facilities and equipment.

3 Our other long-term liabilities consist primarily of pension obligations, which are described in Note 14 in the Notes to Consolidated Financial Statements included within this filing.

## Critical Accounting Policies

The nature of our business — the production and sale of musical instruments — is such that it rarely involves application of highly complex or subjective accounting principles. The accounting policies that are subject to significant management estimates are those normally found in traditional businesses and include inventory reserves, accounts receivable reserves, reserves on notes receivable (including recourse reserves when notes had been sold to third parties), and warranty reserves. We have significant experience and data on which to base these estimates. Historical information is adjusted for specific uncertainties, such as new product introductions, and contemporaneous information, such as price fluctuations. We regularly perform assessments of the underlying assumptions and believe that they provide a reasonable basis for the estimates contained in our financial statements.

## New Accounting Pronouncements

On April 30, 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which addresses, among other things, the treatment of gains and losses resulting from the early extinguishment of debt. We adopted SFAS No. 145 in 2002 and reclassified the components of the early extinguishment of debt recorded in 2001 to an element of non-operating expenses and the income tax provision; this reclassification does not change the amount of the loss recorded nor, other than the reclassification, does it have a material impact on our financial position or results of operations.

On July 30, 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at the date of commitment to an exit or disposal plan. The provisions of SFAS No. 146 are effective for disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We do not currently intend to adopt the fair value based method of measuring compensation associated with stock awards and grants. As a consequence of continuing to utilize the intrinsic value method of measuring such compensation, we will be required in 2003 to provide additional disclosures in our quarterly financial statements, which will reflect the impact on net income and earnings per share on a pro forma basis as if we had applied the fair value method to stock-based employee compensation.

## Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk associated with changes in foreign currency exchange rates and interest rates. We mitigate our foreign currency exchange rate risk by holding forward foreign currency contracts. These contracts are used as a hedge against inter-company transactions and are not used for trading or speculative purposes. The fair value of the forward foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of December 31, 2002, a 10% negative change in foreign currency exchange rates from market rates would decrease the fair value of the contracts by approximately $0.3 million. Gains and losses on the foreign currency exchange contracts are defined as the difference between the contract rate at its inception date and the current exchange rate. However, we would offset any such gains and losses by corresponding losses and gains, respectively, on the related hedged asset or liability.

Our interest rate exposure is limited primarily to interest rate changes on our variable rate debt.The Credit Facility and term loans bear interest at rates that fluctuate with changes in LIBOR. For the year ended December 31, 2002, a hypothetical 10% increase in interest rates would have increased our interest expense by approximately $0.2 million. We use interest rate caps to manage interest rate risk on foreign debt. The carrying value of the caps is not material and a 10% change in interest rates would not have a material effect on the fair value of the caps.

Our long-term debt includes $145.3 million of Senior Notes with a fixed interest rate. Accordingly, there would be no immediate impact on our interest expense associated with these Notes due to fluctuations in market interest rates. However, based on a hypothetical 10% immediate decrease in market interest rates, the fair value of our Senior Notes, which would be sensitive to such interest rate changes, would be increased by approximately $2.2 million as of December 31, 2002. Such fair value changes may affect our determination whether to retain, replace or retire these Notes.

# Consolidated Statements of Income

(In Thousands Except Share and Per Share Data)

| Years Ended December 31, | 2000 | 2001 | 2002 |
|---|---|---|---|
| Net sales | $331,698 | $352,612 | $332,297 |
| Cost of sales | 226,740 | 245,114 | 235,146 |
| GROSS PROFIT | 104,958 | 107,498 | 97,151 |
| Operating expenses: | | | |
| Sales and marketing | 37,342 | 42,251 | 41,129 |
| General and administrative | 19,694 | 21,909 | 22,517 |
| Amortization | 3,856 | 4,255 | 1,154 |
| Other operating expenses | 887 | 611 | 952 |
| Non-recurring charges | 1,490 | — | — |
| Total operating expenses | 63,269 | 69,026 | 65,752 |
| INCOME FROM OPERATIONS | 41,689 | 38,472 | 31,399 |
| Other income, net | (1,825) | (1,778) | (3,939) |
| Interest income | (1,291) | (2,306) | (1,892) |
| Interest expense | 17,401 | 19,037 | 15,171 |
| Debt extinguishment costs | — | 6,612 | — |
| INCOME BEFORE INCOME TAXES | 27,404 | 16,907 | 22,059 |
| Provision for income taxes | 10,500 | 5,588 | 7,150 |
| NET INCOME | $ 16,904 | $ 11,319 | $ 14,909 |
| EARNINGS PER SHARE: | | | |
| Basic | $1.89 | $1.27 | $1.68 |
| Diluted | $1.89 | $1.27 | $1.68 |
| WEIGHTED AVERAGE SHARES: | | | |
| Basic | 8,921,091 | 8,928,000 | 8,877,256 |
| Diluted | 8,921,108 | 8,928,000 | 8,882,165 |

See notes to consolidated financial statements.

# Consolidated Balance Sheets

(In Thousands Except Share and Per Share Data)

| December 31, | 2001 | 2002 |
|---|---|---|
| **ASSETS:** | | |
| Current assets: | | |
| Cash | $ 5,545 | $ 19,099 |
| Accounts, notes and leases receivable, net of allowance for bad debts of $10,909 and $11,389 in 2001 and 2002, respectively | 82,188 | 77,421 |
| Inventories | 161,124 | 163,090 |
| Prepaid expenses and other current assets | 4,484 | 5,227 |
| Deferred tax assets | 5,636 | 7,012 |
| Total current assets | 258,977 | 271,849 |
| Property, plant and equipment, net | 104,011 | 102,567 |
| Trademarks | 9,142 | 9,651 |
| Goodwill | 27,917 | 29,539 |
| Other intangibles, net | 8,086 | 6,936 |
| Other assets | 5,907 | 7,692 |
| **TOTAL ASSETS** | $414,040 | $428,234 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY:** | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 7,446 | $ 8,055 |
| Accounts payable | 7,682 | 9,888 |
| Other current liabilities | 34,095 | 35,264 |
| Total current liabilities | 49,223 | 53,207 |
| Long-term debt | 203,757 | 192,581 |
| Deferred tax liabilities | 27,118 | 22,709 |
| Other non-current liabilities | 13,571 | 23,931 |
| Total liabilities | 293,669 | 292,428 |
| Commitments and contingent liabilities | | |
| **STOCKHOLDERS' EQUITY:** | | |
| Class A Common stock, $.001 par value, 5,000,000 shares authorized, 477,953 shares issued and outstanding | — | — |
| Common stock, $.001par value, 90,000,000 shares authorized, 8,368,496 and 8,428,285 shares outstanding in 2001 and 2002, respectively | 9 | 9 |
| Additional paid-in capital | 72,178 | 73,172 |
| Retained earnings | 76,711 | 91,620 |
| Accumulated other comprehensive loss | (12,674) | (13,142) |
| Treasury stock, at cost (774,000 shares) | (15,853) | (15,853) |
| Total stockholders' equity | 120,371 | 135,806 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $414,040 | $428,234 |

See notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

(In Thousands)

| Years Ended December 31, | 2000 | 2001 | 2002 |
|---|---|---|---|
| **Operating Activities:** | | | |
| Net income | $16,904 | $11,319 | $14,909 |
| Adjustments to reconcile net income to cash flows from operating activities: | | | |
| Depreciation and amortization | 12,342 | 13,803 | 11,037 |
| Debt extinguishment costs | — | 6,612 | — |
| Deferred tax benefit | (2,349) | (1,421) | (1,194) |
| Other | 240 | 431 | 334 |
| Changes in operating assets and liabilities: | | | |
| Accounts, notes and leases receivable | 4,739 | 9,864 | 6,090 |
| Inventories | (20,242) | (3,520) | 1,877 |
| Prepaid expenses and other current assets | 365 | (2,533) | (755) |
| Accounts payable | 2,161 | (3,440) | 1,845 |
| Other current liabilities | (895) | (2,238) | (3,095) |
| Cash flows from operating activities | 13,265 | 28,877 | 31,048 |
| **Investing Activities:** | | | |
| Capital expenditures | (7,890) | (7,141) | (5,604) |
| Proceeds from disposals of fixed assets | 511 | 243 | 4 |
| Business acquisitions (net of cash acquired) | (86,567) | — | — |
| Changes in other assets | 148 | (1,090) | (2,149) |
| Cash flows from investing activities | (93,798) | (7,988) | (7,749) |
| **Financing Activities:** | | | |
| Net borrowings (repayments) under lines of credit | 41,297 | (45,601) | 295 |
| Proceeds from long-term debt | 45,000 | 150,000 | — |
| Repayments of long-term debt | (1,981) | (118,847) | (6,352) |
| Repurchase of long-term debt | — | — | (4,655) |
| Debt issuance costs | (3,942) | (4,516) | — |
| Proceeds from issuance of stock | 693 | 454 | 994 |
| Purchases of treasury stock | (483) | (1,901) | — |
| Cash flows from financing activities | 80,584 | (20,411) | (9,718) |
| Effects of foreign exchange rate changes on cash | 274 | 78 | (27) |
| Increase in cash | 325 | 556 | 13,554 |
| Cash, beginning of year | 4,664 | 4,989 | 5,545 |
| Cash, end of year | $ 4,989 | $ 5,545 | $19,099 |
| Supplemental Cash Flow Information | | | |
| Interest paid | $17,238 | $19,120 | $15,318 |
| Income taxes paid | $14,990 | $10,337 | $11,363 |

See notes to consolidated financial statements.

# Consolidated Statements of Stockholders' Equity

(In Thousands Except Share Data)

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| Balance, January 1, 2000 | $ 9 | $ 71,031 | $ 48,488 | $ (7,857) | $ (13,469) | $ 98,202 |
| Comprehensive income: | | | | | | |
| Net income | | | 16,904 | | | 16,904 |
| Foreign currency translation adjustment | | | | (1,988) | | (1,988) |
| Additional minimum pension liability, net | | | | (121) | | (121) |
| Total comprehensive income | | | | | | 14,795 |
| Issuance of 42,173 shares of common stock | | 693 | | | | 693 |
| Purchase of 26,700 shares of common stock | | | | | (483) | (483) |
| Balance, December 31, 2000 | 9 | 71,724 | 65,392 | (9,966) | (13,952) | 113,207 |
| Comprehensive income: | | | | | | |
| Net income | | | 11,319 | | | 11,319 |
| Foreign currency translation adjustment | | | | (1,852) | | (1,852) |
| Additional minimum pension liability, net | | | | (851) | | (851) |
| Unrealized loss on certain long-term investments, net | | | | (5) | | (5) |
| Total comprehensive income | | | | | | 8,611 |
| Issuance of 29,549 shares of common stock | | 454 | | | | 454 |
| Purchase of 114,600 shares of common stock | | | | | (1,901) | (1,901) |
| Balance, December 31, 2001 | 9 | 72,178 | 76,711 | (12,674) | (15,853) | 120,371 |
| Comprehensive income: | | | | | | |
| Net income | | | 14,909 | | | 14,909 |
| Foreign currency translation adjustment | | | | 5,589 | | 5,589 |
| Additional minimum pension liability, net | | | | (5,986) | | (5,986) |
| Unrealized loss on certain long-term investments, net | | | | (71) | | (71) |
| Total comprehensive income | | | | | | 14,441 |
| Issuance of 37,389 shares of common stock | | 994 | | | | 994 |
| Balance, December 31, 2002 | $ 9 | $ 73,172 | $ 91,620 | $ (13,142) | $ (15,853) | $ 135,806 |

See notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

Years Ended December 31, 2000, 2001 and 2002 (In Thousands Except Share and Per Share Data)

## Note 1

### NATURE OF BUSINESS

Steinway Musical Instruments, Inc. and subsidiaries (the "Company") is one of the world's leading manufacturers of musical instruments. The Company, through its wholly-owned subsidiaries, The Steinway Piano Company, Inc. ("Steinway") and Conn-Selmer, Inc. ("Conn-Selmer"), manufactures and distributes products within the musical instrument industry. Steinway produces the highest quality piano in the world and has one of the most highly recognized and prestigious brand names. Conn-Selmer is the leading domestic manufacturer of band and orchestral instruments and related accessories, including complete lines of brasswind, woodwind, percussion and stringed instruments. Selmer Paris saxophones, Bach Stradivarius trumpets, C.G. Conn French horns, King trombones and Ludwig snare drums are considered by many to be the finest such instruments in the world.

Throughout this form "we", "us", and "our" refer to Steinway Musical Instruments, Inc. and subsidiaries taken as a whole. During 2002 we combined the operations of The Selmer Company, Inc. ("Selmer") and United Musical Instruments, Inc. ("UMI") into Conn-Selmer. The legal merger became effective on January 1, 2003. References to "Selmer" and "UMI" refer to events or circumstances prior to the merger.

## Note 2

### SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION Our consolidated financial statements include the accounts of all of our direct and indirect wholly-owned subsidiaries. Significant intercompany balances have been eliminated in consolidation.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION Revenue is generally recognized upon shipment following receipt of a valid customer order. We provide for the estimated costs of warranties, discounts and returns at the time of sale.

INVENTORIES Inventories are stated at the lower of cost or market. Cost has been determined using the first-in, first-out ("FIFO") method for approximately 74% of our inventories at December 31, 2001 and 75% of our inventories at December 31, 2002. The cost of the remaining inventories has been determined by the last-in, first-out ("LIFO") method.

GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS Intangible assets other than goodwill and trademarks are amortized on a straight-line basis over their estimated useful lives. Deferred financing costs are amortized over the repayment periods of the underlying debt, which approximates the effective interest method. Prior to 2002, goodwill was amortized on a straight-line basis over 40 years, and trademarks acquired were recorded at appraised value and amortized on a straight-line basis over 10 years. However, effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which required that we cease to record amortization expense on our goodwill and trademark assets. SFAS No. 142 also required that, upon adoption, we test our goodwill and trademark assets for impairment. We are also required to test goodwill and trademark assets for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. At January 1, 2002 and December 31, 2002, we evaluated our goodwill and trademark assets and determined that the fair value had not decreased below the carrying value and, accordingly, no impairment adjustments have been made.

DEPRECIATION AND AMORTIZATION Property, plant and equipment are recorded at cost or, in the case of assets acquired through business combinations, at fair value. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining term of the respective lease, whichever is shorter. Estimated useful lives are as follows:

| | |
|---|---|
| • Buildings and improvements | 15–40 years |
| • Leasehold improvements | 5–15 years |
| • Machinery, equipment and tooling | 3–10 years |
| • Office furniture and fixtures | 3–10 years |
| • Concert and artist and rental pianos | 15 years |

When conditions indicate a need to evaluate recoverability, we evaluate the recoverability of our long-lived assets by comparing the estimated future undiscounted cash flows expected to be generated by those assets to their carrying value. To date, no impairment losses have been noted or recorded as a result of this evaluation process.

ADVERTISING Advertising costs are expensed as incurred. Advertising expense was $7,684 for the year ended December 31, 2000, $8,344 for the year ended December 31, 2001, and $6,714 for the year ended December 31, 2002.

INCOME TAXES We provide for income taxes using an asset and liability approach to financial accounting and reporting for income taxes. We compute deferred income tax assets and liabilities annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. We establish valuation allowances when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

FOREIGN CURRENCY TRANSLATION We translate assets and liabilities of non-U.S. operations into U.S. dollars at year-end rates, and revenues and expenses at average rates of exchange prevailing during the year. We report the resulting translation adjustments as a separate component of comprehensive income. We recognize foreign currency transaction gains and losses in the consolidated statements of income as incurred.

FOREIGN EXCHANGE CONTRACTS We enter into foreign exchange contracts as a hedge against risks inherent in foreign currency transactions. These contracts are not used for trading or speculative purposes. Gains and losses arising from fluctuations in exchange rates are recognized at the end of each reporting period. Such gains and losses directly offset the foreign exchange gains or losses associated with the hedged receivable or payable. Gains and losses on foreign exchange contracts which exceed the related balance sheet or firm purchase commitment exposure are included in foreign currency gain or loss in the consolidated statements of income. We have credit risk to the extent the counterparties are unable to fulfill their obligations on the foreign exchange contracts. However, we enter into these contracts with reputable institutions and we believe there is not a significant risk of loss.

STOCK-BASED COMPENSATION We have an employee stock purchase plan ("Purchase Plan") and a stock plan ("Stock Plan") which are described more fully in Note 12. As permitted under accounting principles generally accepted in the United States of America, we have elected to continue to follow the intrinsic value method in accounting for our stock-based employee compensation arrangement.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value method to measure stock-based employee compensation.

| Years Ended December 31, | 2000 | 2001 | 2002 |
|---|---|---|---|
| Net income, as reported | $16,904 | $11,319 | $14,909 |
| Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax effects | (971) | (715) | (613) |
| Pro forma net income | $15,933 | $10,604 | $14,296 |
| Earnings per share: | | | |
| As reported Basic and Diluted | $1.89 | $1.27 | $1.68 |
| Pro forma Basic and Diluted | $1.79 | $1.19 | $1.61 |

The fair value of options on their grant date, including the valuation of the option feature implicit in our Purchase Plan, was measured using the Black-Scholes option-pricing model. Key assumptions used to apply this pricing model are as follows:

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Range of risk-free interest rates | 6.05 – 6.41% | 3.57% | 1.86 – 3.56% |
| Range of expected life of option grants (in years) | 1 to 6 | 1 to 6 | 1 to 6 |
| Expected volatility of underlying stock | 26.0% | 25.5% | 25.6% |

The weighted average fair value of options on their grant date is as follows:

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Stock Plan | $ 7.64 | $ — | $ 6.27 |
| Purchase Plan | $ 4.79 | $ 4.48 | $ 4.78 |

It should be noted that the Black-Scholes option-pricing model was designed to value readily tradable options with relatively short lives and no vesting restrictions. In addition, option valuation models require the input of highly subjective assumptions including the expected price volatility. Because the options granted are not tradable and have contractual lives of up to ten years, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable measure of the fair value of the options issued under either the Stock Plan or Purchase Plan.

INCOME PER COMMON SHARE Basic income per common share is computed using the weighted average number of common shares outstanding during each year. Diluted income per common share reflects the effect of our outstanding options (using the treasury stock method), except when such items would be antidilutive.

A reconciliation of the weighted average shares used for the basic and diluted computations is as follows:

| Years Ended December 31, | 2000 | 2001 | 2002 |
|---|---|---|---|
| Weighted average shares for basic income per share | 8,921,091 | 8,928,000 | 8,877,256 |
| Dilutive effect of stock options | 17 | — | 4,909 |
| Weighted average shares for diluted income per share | 8,921,108 | 8,928,000 | 8,882,165 |

Options to purchase 618,800, 612,400, and 1,098,300 shares of common stock at prices ranging from $18.55 to $21.94 per share were outstanding during the years ended December 31, 2000, 2001 and 2002, respectively, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares.

ENVIRONMENTAL MATTERS Potential environmental liabilities are recorded when it is probable that a loss has been incurred and its amount can reasonably be estimated (see Note 13).

SEGMENT REPORTING We have two distinct reportable segments: the piano segment and the band and orchestral instrument segment. We consider these two segments reportable as they are managed separately and the operating results of each segment are regularly reviewed and evaluated separately by our senior management.

COMPREHENSIVE INCOME Comprehensive income is comprised of net income, foreign currency translation adjustments, additional minimum pension liabilities, and unrealized gains and losses on certain long-term assets and is reported in the consolidated statements of stockholders' equity for all periods presented.

NEW ACCOUNTING PRONOUNCEMENTS On April 30, 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which addresses, among other things, the treatment of gains and losses resulting from the early extinguishment of debt. We adopted SFAS No. 145 in 2002 and reclassified the components of the early extinguishment of debt recorded in 2001 to an element of non-operating expenses and the income tax provision; this reclassification does not change the amount of the loss recorded nor, other than the reclassification, does it have a material impact on our financial position or results of operations.

On July 30, 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at the date of commitment to an exit or disposal plan. The provisions of SFAS No. 146 are effective for disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We do not currently intend to adopt the fair value based method of measuring compensation associated with stock awards and grants. As a consequence of continuing to utilize the intrinsic value method of measuring such compensation, we will be required in 2003 to provide additional disclosures in our quarterly financial statements which will reflect the impact on net income and earnings per share on a pro forma basis as if we had applied the fair value method to stock-based employee compensation.

RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform to the current year presentation.

*Note 3*

## Acquisitions

During the year ended December 31, 2000, we completed two acquisitions, both of which were accounted for as purchases. The results of the acquired businesses have been included with our results from the dates of acquisition. The purchase prices paid were allocated to the assets acquired and liabilities assumed based upon their estimated fair values.

In January 2000, we acquired Pianohaus Karl Lang, located in Munich, Germany, for approximately $2.3 million. The purchase price was allocated primarily to fixed assets.

In September 2000, we completed the acquisition of UMI pursuant to a stock purchase agreement dated as of July 20, 2000. The purchase price aggregated $27.0 million in cash. In addition, we assumed approximately $57.0 million of debt.

In connection with the acquisition of UMI, inventories were written up by $11.0 million to net realizable value. Prior to the acquisition, UMI had utilized the LIFO method of determining cost; the Company has continued to utilize this method for UMI inventories. We recorded approximately $300 of trademark amortization in 2001 relating to the UMI acquisition.

*Note 4*

## Inventories

| December 31, | 2001 | 2002 |
|---|---|---|
| Raw materials | $ 20,948 | $ 21,568 |
| Work in process | 52,967 | 56,019 |
| Finished goods | 87,209 | 85,503 |
| | $161,124 | $163,090 |

Certain inventories held by Conn-Selmer are accounted for using the LIFO method. If the FIFO method of inventory valuation had been used to value all inventories, inventory would have been $7,247 lower than reported at December 31, 2001 and 2002. As a result of using the LIFO valuation method, net earnings were $2,581 higher in 2001. There was no impact on earnings in 2002. For financial reporting purposes, the fair value of UMI inventories as of the acquisition date constitutes the base layer for purposes of applying the LIFO method. This layer includes the $11.0 million allocated to reflect opening UMI inventories at net realizable value.

*Note 5*

## Property, Plant and Equipment, Net

| December 31, | 2001 | 2002 |
|---|---|---|
| Land | $ 18,101 | $ 18,902 |
| Buildings and improvements | 63,628 | 66,002 |
| Leasehold improvements | 2,132 | 2,349 |
| Machinery, equipment and tooling | 43,281 | 47,229 |
| Office furniture and fixtures | 8,185 | 8,702 |
| Concert and artist and rental pianos | 11,903 | 12,811 |
| Construction in progress | 1,886 | 1,723 |
| | 149,116 | 157,718 |
| Less accumulated depreciation and amortization | 45,105 | 55,151 |
| | $104,011 | $102,567 |

*Note 6*

## Goodwill and Other Intangible Assets

| December 31, | 2001 | 2002 |
|---|---|---|
| Amortized intangible assets: | | |
| Gross deferred financing costs | $10,747 | $10,751 |
| Accumulated amortization | (2,846) | (3,951) |
| Deferred financing costs, net | $ 7,901 | $ 6,800 |
| Gross covenants not to compete | $ 750 | $ 750 |
| Accumulated amortization | (565) | (614) |
| Covenants not to compete, net | $ 185 | $ 136 |
| Unamortized intangible assets: | | |
| Gross goodwill | $33,916 | $35,841 |
| Accumulated amortization | (5,999) | (6,302) |
| Goodwill, net | $27,917 | $29,539 |
| Gross trademarks | $21,741 | $23,176 |
| Accumulated amortization | (12,599) | (13,525) |
| Trademarks, net | $ 9,142 | $ 9,651 |

The changes in the net carrying amounts of goodwill and trademarks for the year ended December 31, 2002 as are follows:

| | Piano Segment | Band & Orchestral Segment |
|---|---|---|
| Goodwill: | | |
| Balance at December 31, 2001 | $19,362 | $8,555 |
| Foreign currency translation impact | 1,622 | — |
| Balance at December 31, 2002 | $20,984 | $8,555 |
| Trademarks: | | |
| Balance at December 31, 2001 | $ 6,471 | $2,671 |
| Foreign currency translation impact | 509 | — |
| Balance at December 31, 2002 | $ 6,980 | $2,671 |

The following table summarizes amortization expense for the years ending December 31:

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Aggregate amortization expense | $ 3,856 | $4,255 | $1,154 |

The amortization periods for other intangible assets range from five to ten years. The following table shows the estimated amortization expense for these assets for each of the five succeeding fiscal years:

| | |
|---|---|
| Estimated amortization expense: | |
| 2003 | $1,154 |
| 2004 | 1,043 |
| 2005 | 987 |
| 2006 | 952 |
| 2007 | 952 |

Had SFAS No. 142 been in effect prior to January 1, 2002, our reported net income and net income per share would have been as follows:

| Years Ended December 31, | 2000 | 2001 | 2002 |
|---|---|---|---|
| Net income | $16,904 | $11,319 | $14,909 |
| Goodwill amortization | 864 | 857 | — |
| Trademark amortization, net of tax | 1,204 | 1,453 | — |
| Adjusted net income | $18,972 | $13,629 | $14,909 |

| Years Ended December 31, | 2000 | 2001 | 2002 |
|---|---|---|---|
| Basic and diluted earnings per share: | | | |
| Net income | $1.89 | $1.27 | $1.68 |
| Goodwill amortization | 0.10 | 0.10 | — |
| Trademark amortization | 0.13 | 0.16 | — |
| Adjusted net income | $2.12 | $1.53 | $1.68 |

## *Note 7*

## OTHER ASSETS

| December 31, | 2001 | 2002 |
|---|---|---|
| Pension assets | $2,936 | $2,526 |
| Notes receivable | 2,037 | 3,967 |
| Other assets | 934 | 1,199 |
| Total | $5,907 | $7,692 |

## *Note 8*

## OTHER CURRENT LIABILITIES

| December 31, | 2001 | 2002 |
|---|---|---|
| Accrued payroll and related benefits | $14,516 | $15,287 |
| Current portion of pension liability | 3,051 | 4,111 |
| Accrued warranty expense | 2,221 | 2,357 |
| Accrued interest | 2,811 | 2,720 |
| Deferred income | 4,338 | 3,536 |
| Other accrued expenses | 7,158 | 7,253 |
| | $34,095 | $35,264 |

Accrued warranty expense is generally recorded at the time of sale for instruments which have a warranty period ranging from five to ten years. The accrued expense recorded is based on a percentage of sales and is adjusted periodically following an analysis of warranty activity. Accrued warranty expense for instruments that have a warranty period of one year is recorded based on warranty return trends.

The accrued warranty expense activity for the years ended December 31, 2000, 2001 and 2002 is as follows:

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Accrued warranty expense: | | | |
| Beginning balance | $2,330 | $2,355 | $2,221 |
| Additions | 841 | 932 | 950 |
| Claims and reversals | (816) | (1,066) | (814) |
| Ending balance | $2,355 | $2,221 | $2,357 |

*Note 9*

## Other Income, Net

| Years Ended December 31, | 2000 | 2001 | 2002 |
|---|---|---|---|
| West 57th Building income | $(4,653) | $(4,653) | $(4,653) |
| West 57th Building expenses | 3,254 | 3,254 | 3,254 |
| Foreign exchange (gain) loss, net | 462 | 791 | (691) |
| Miscellaneous | (888) | (1,170) | (1,849) |
| | $(1,825) | $(1,778) | $(3,939) |

*Note 10*

## Income Taxes

The components of the provision for income taxes are as follows:

| Years Ended December 31, | 2000 | 2001 | 2002 |
|---|---|---|---|
| U.S. Federal: | | | |
| Current | $ 7,097 | $1,656 | $ 3,896 |
| Deferred | (780) | (535) | 7 |
| U.S. State and local: | | | |
| Current | 1,310 | 674 | 829 |
| Deferred | (65) | (45) | 76 |
| Foreign: | | | |
| Current | 4,442 | 4,679 | 3,619 |
| Deferred | (1,504) | (841) | (1,277) |
| | $10,500 | $5,588 | $7,150 |

The components of income before income taxes are as follows:

| Years Ended December 31, | 2000 | 2001 | 2002 |
|---|---|---|---|
| U.S. operations | $20,075 | $6,504 | $12,839 |
| Non-U.S. operations | 7,329 | 10,403 | 9,220 |
| | $27,404 | $16,907 | $22,059 |

Our provision for income taxes differed from that using the statutory U.S. federal rate as follows:

| Years Ended December 31, | 2000 | 2001 | 2002 |
|---|---|---|---|
| Statutory federal rate applied to earnings before income taxes | $ 9,591 | $5,917 | $7,721 |
| Increase (decrease) in income taxes resulting from: | | | |
| Foreign income taxes (net of federal benefit) | 1,280 | (590) | 21 |
| State income taxes (net of federal benefit) | 802 | 325 | 391 |
| Changes in tax rate in Germany | (570) | — | — |
| Other | (603) | (64) | (983) |
| Provision for income taxes | $10,500 | $5,588 | $7,150 |

In 2000, Germany passed legislation that reduced the rate at which certain of our operations pay tax. Upon passage of the legislation, we recognized a reduction of $570 in deferred tax liabilities due to changes in the rates. This legislation became effective in 2001, impacting taxes currently payable each year since.

At December 31, 2002, accumulated retained earnings of non-U.S. subsidiaries totaled $3,672. No provision for U.S. income and foreign withholding taxes has been made for these subsidiaries because it is currently expected that such earnings will be reinvested indefinitely.

The components of net deferred taxes are as follows:

| December 31, | 2001 | 2002 |
|---|---|---|
| Deferred tax assets: | | |
| Uniform capitalization adjustment to inventory | $ 2,992 | $ 3,044 |
| Allowance for doubtful accounts | 2,952 | 2,859 |
| Book tax differences in LIFO reserves on inventory | (6,306) | (5,749) |
| Accrued expenses and other current assets and liabilities | 5,165 | 6,831 |
| Additional minimum pension liability | 648 | 4,638 |
| Foreign tax credits | 10,955 | 12,226 |
| Valuation allowances | (10,770) | (11,709) |
| Total deferred tax assets | $ 5,636 | $ 12,140 |
| Deferred tax liabilities: | | |
| Pension contributions | (457) | (1,040) |
| Fixed assets | (20,243) | (19,729) |
| Intangibles | (6,418) | (7,068) |
| Total deferred tax liabilities | (27,118) | (27,837) |
| Net deferred taxes | $(21,482) | $(15,697) |

Valuation allowances provided relate to excess foreign tax credits generated over expected credit absorption. Valuation allowances relating to the acquisition of Steinway totaled $3,301 as of December 31, 2001 and $3,918 as of December 31, 2002. Should the related tax benefits be recognized in the future, the effect of removing the valuation allowances associated with the acquisition of Steinway would generally be a decrease in goodwill. During 2001, the valuation allowance decreased by $1,596 in connection with the use and reduction of our foreign tax credits generated in prior years. During 2002, the valuation allowance increased by $939 due to the generation of additional excess foreign tax credits. Foreign tax credit carryforwards expire in varying amounts through 2005.

*Note 11*

## LONG-TERM DEBT

| December 31, | 2001 | 2002 |
|---|---|---|
| Term loans | $ 60,042 | $ 53,690 |
| 8.75% Senior Notes | 150,000 | 145,345 |
| Open account loans, payable on demand to a foreign bank | 1,161 | 1,601 |
| Total | 211,203 | 200,636 |
| Less current portion | 7,446 | 8,055 |
| Long-term debt | $203,757 | $192,581 |

Scheduled maturities of long-term debt as of December 31, 2002 are as follows:

| | Amount |
|---|---|
| 2003 | $ 8,055 |
| 2004 | 6,533 |
| 2005 | 6,578 |
| 2006 | 6,624 |
| 2007 | 6,671 |
| Thereafter | 166,175 |
| | $200,636 |

Our real estate term loan, acquisition term loan, and domestic, seasonal borrowing requirements are accommodated through a committed credit facility with a syndicate of domestic lenders (the "Credit Facility"). The Credit Facility, which was amended and restated to accommodate the $150.0 million bond offering completed on April 19, 2001, provides us with a potential borrowing capacity of $85.0 million in revolving credit loans, and expires on September 14, 2008. Borrowings are collateralized by our domestic accounts receivable, inventory and fixed assets. As of December 31, 2002, there were no revolving credit loans outstanding, and availability based on eligible accounts receivable and inventory balances was approximately $80.5 million, net of letters of credit. The real estate term loan ($19.7 million at December 31, 2002) is payable in monthly installments of $170 and includes interest at average 30-day LIBOR (1.38% at December 31, 2002) plus 1.5%. This term loan is secured by all of our interests in the Steinway Hall property. The acquisition term loan ($34.0 million at December 31, 2002) is repayable in monthly installments of $416 for the first five years and monthly installments of $556 in years six through eight. The acquisition term loan and revolving credit loans under the Credit Facility bear interest at average 30-day LIBOR plus 1.75%.

On April 19, 2001, we completed a $150.0 million 8.75% Senior Note offering. The proceeds of this offering were used to redeem $110.0 million of previously outstanding Senior Subordinated Notes, with the balance used to pay down the Credit Facility. The early retirement of the Senior Subordinated Notes, which were redeemed on June 1, 2001 at 102.75% of the principal amount, generated a debt extinguishment charge of approximately $6.6 million, and a related tax benefit of $2.7 million. On December 18, 2002 we repurchased $4.7 million of our Senior Notes.

The open account loans provide for borrowings by foreign subsidiaries of up to €17,600 ($18,480 at the December 31, 2002 exchange rate) payable on demand. A portion of the open account loan can be converted into a maximum of £500 ($805 at the December 31, 2002 exchange rate) for use by our UK branch and ¥350,000 ($2,947 at the December 31, 2002 exchange rate) for use by our Japanese subsidiary. Demand borrowings bear interest at rates of 6.95 – 7.60% for the Euro loans, 4.07% for Euromoney-market short-term loans (Euro based) and 1.35% for Japanese yen loans. We have also purchased two interest rate caps. One cap limits the base interest rate to 5% on €1,534 ($1,611 at the December 31, 2002 exchange rate) declining to €511 ($537 at the December 31, 2002 exchange rate) in 2004. The other cap limits the base interest rate to 6.25% on €1,534 ($1,611 at the December 31, 2002 exchange rate) and expires in 2005. The unrealized gains or losses and carrying value of the caps are not material in any period presented.

All of the our debt agreements contain certain financial covenants which, among other things, require the maintenance of certain financial ratios and net worth, place certain limitations on additional borrowings and capital expenditures, and prohibit the payment of cash dividends. We were in compliance with all such covenants as of December 31, 2002.

*Note 12*

## Stockholders' Equity and Stock Arrangements

Our common stock is comprised of two classes: Class A and Ordinary. With the exception of disparate voting power, both classes are substantially identical. Each share of Class A common stock entitles the holder to 98 votes. Holders of Ordinary common stock are entitled to one vote per share. Class A common stock shall automatically convert to Ordinary common stock if, at any time, the Class A common stock is not owned by an original Class A holder.

Employee Stock Purchase Plan We have an employee stock purchase plan under which substantially all employees may purchase common stock through payroll deductions at a purchase price equal to 85% of the lower of the fair market values as of the beginning or end of each twelve-month offering period. Stock purchases under the Purchase Plan are limited to 5% of an employee's annual base earnings. Shares issued under the Purchase Plan were 31,773 during 2000, 29,549 during 2001, and 37,389 during 2002. Of the 500,000 shares originally reserved for issuance under the Purchase Plan, 311,799 shares remain reserved for future issuance as of December 31, 2002.

Stock Plan The 1996 stock plan, as amended, provides for the granting of 1,500,000 stock options (including incentive stock options and non-qualified stock options), stock appreciation rights and other stock awards to certain of our key employees, consultants and advisors. As of December 31, 2002, Common stock reserved for issuance under the Stock Plan was 1,430,900 shares.

The following table sets forth information regarding both the Purchase Plan and the Stock Plan:

| | 2000 | | 2001 | | 2002 | |
|---|---|---|---|---|---|---|
| | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| Outstanding at beginning of year | 536,020 | $19.26 | 632,398 | $19.09 | 628,262 | $19.07 |
| Granted | 152,851 | 18.13 | 31,813 | 15.30 | 561,174 | 18.80 |
| Exercised | (42,173) | 16.43 | (29,549) | 15.38 | (59,789) | 16.63 |
| Canceled, forfeited or expired | (14,300) | 19.21 | (6,400) | 19.00 | (17,200) | 19.01 |
| Outstanding at end of year | 632,398 | 19.09 | 628,262 | 19.07 | 1,112,447 | 19.07 |
| Exercisable at end of year | 382,700 | $19.17 | 502,300 | $19.17 | 507,400 | $19.21 |

The following table sets forth information regarding outstanding and exercisable options at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Options | Weighted Average Remaining Life | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| $16.66 | 14,147 | .6 years | $16.66 | — | $ — |
| $18.84 – $21.94 | 1,098,300 | 6.8 | $19.10 | 507,400 | $19.21 |
| $16.66 – $21.94 | 1,112,447 | 6.7 | $19.07 | 507,400 | $19.21 |

## *Note 13*

### COMMITMENTS AND CONTINGENT LIABILITIES

LEASE COMMITMENTS We lease various facilities and equipment under non-cancelable operating lease arrangements. These leases expire at various times through 2016 with various renewal options. Rent expense was $3,979 for the year ended December 31, 2000, $4,013 for the year ended December 31, 2001, and $4,174 for the year ended December 31, 2002.

In March 1999, we acquired the building that includes the Steinway Hall retail store on West 57th Street in New York City for approximately $30.8 million. We entered into a ninety-nine year land lease as part of the transaction. Annual rent payable under the land lease is $2,170 in the first ten years, $2,790 for the subsequent ten-year period and will be adjusted every twenty years thereafter to the greater of the existing rent or 4% of the fair market value of the land and building combined. We also entered into a ten-year master lease whereby all of our interest in the land and building was leased back to the owner of the land. Rental expense and rental income associated with these leases was included, along with other real estate costs, in other income/expense (see Note 9).

Future minimum lease payments for our non-cancelable operating leases, excluding the land lease discussed above, and future rental income under the master lease for the years ending December 31 are as follows:

| | Lease Payments | Rental Income |
|---|---|---|
| 2003 | $ 4,330 | $ 4,653 |
| 2004 | 4,049 | 4,653 |
| 2005 | 3,754 | 4,653 |
| 2006 | 3,275 | 4,653 |
| 2007 | 3,038 | 4,653 |
| Thereafter | 3,556 | 4,653 |
| Minimum Total | $22,002 | $27,918 |

NOTES RECEIVABLE SOLD WITH RECOURSE Prior to August 2002, we sold notes receivable on a recourse basis to a financing company. The financing company had the option of purchasing up to $18.0 million of our notes receivable. We received proceeds from the sale of such notes of approximately $12.7 million during the year ended December 31, 2001 and $2.6 million during the year ended December 31, 2002. Other current liabilities include a recourse obligation of $849 as of December 31, 2001 for the notes sold with recourse. Outstanding balances on these notes were $6.7 million as of December 31, 2001. Subsequent to August 2002 we have retained these notes receivable.

ENVIRONMENTAL MATTERS We are continuing environmental remediation projects at facilities acquired in 2000. We believe that established reserves, which approximated $610 at December 31, 2002 and are included in other current liabilities, are adequate to cover the remaining cost of these remediation projects. Other environmental matters are pending against us which might result in monetary damages, the amount of which, if any, cannot be determined at the present time. Philips Electronics, one of our previous owners, has agreed to hold us harmless from any financial liability arising from these environmental matters which were pending as of December 29, 1988. We believe that these matters will not have a material adverse impact on our consolidated results of operations or financial position.

LITIGATION In the ordinary course of our business, we are party to various legal actions that we believe are routine in nature and incidental to the operation of our business. While the outcome of such actions cannot be predicted with certainty, we believe that, based on our experience in dealing with these matters, the ultimate resolution of these matters will not have a material adverse impact on our consolidated results of operations or financial position.

*Note 14*

## RETIREMENT PLANS

We have defined benefit pension plans covering the majority of our employees, including certain employees in foreign countries. Certain of our domestic hourly employees are covered by a multi-employer defined benefit pension plan to which we make contributions. The corresponding pension plan assets and liabilities belong to a third party and, accordingly, are not reflected herein. Our plan assets are invested primarily in common stocks and fixed income securities. We make contributions generally equal to the minimum amounts required by federal laws and regulations. Foreign plans are funded in accordance with the requirements of regulatory bodies governing each plan.

Effective December 31, 2002 we amended the Selmer Salaried Pension Plan (the "Plan") to eliminate further years of service credit under the plan. All distributions upon termination of employment will continue in the normal course under the Plan. With respect to the Plan amendment, no new participants will be added to the Plan after December 31, 2002. We will continue to evaluate the Plan's funded status and make any required minimum contributions on an annual basis. The amendment resulted in a curtailment loss of $10.

The following table sets forth the funded status and amounts recognized as of December 31, 2001 and 2002 for our defined benefit pension plans:

| | Domestic Plans | | Foreign Plans | |
|---|---|---|---|---|
| | 2001 | 2002 | 2001 | 2002 |
| Change in benefit obligation: | | | | |
| Benefit obligation, beginning of year | $30,968 | $34,189 | $ 15,923 | $ 16,252 |
| Service cost | 1,284 | 1,354 | 534 | 574 |
| Interest cost | 2,342 | 2,508 | 930 | 1,054 |
| Plan participants' contributions | 25 | 24 | — | — |
| Amendments | 30 | (1,392) | — | 9 |
| Actuarial (gain) loss | 951 | 3,977 | 438 | (453) |
| Foreign currency exchange rate changes | — | — | (732) | 2,623 |
| Benefits paid | (1,411) | (1,802) | (841) | (819) |
| Benefit obligation, end of year | 34,189 | 38,858 | 16,252 | 19,240 |
| *Change in plan assets:* | | | | |
| Fair value of plan assets, beginning of year | 30,915 | 29,987 | 3,384 | 3,013 |
| Return on plan assets | (1,741) | (3,406) | (229) | (72) |
| Employer contribution | 2,199 | 2,576 | 733 | 819 |
| Employee contributions | 25 | 24 | 54 | 54 |
| Foreign currency exchange rate changes | — | — | (88) | 318 |
| Benefits paid | (1,411) | (1,802) | (841) | (819) |
| Fair value of plan assets, end of year | 29,987 | 27,379 | 3,013 | 3,313 |
| Funded status | (4,202) | (11,479) | (13,239) | (15,927) |
| Unrecognized net actuarial loss | 2,439 | 11,596 | 1,044 | 888 |
| Unrecognized prior service cost | 2,946 | 2,526 | — | — |
| Net amount recognized | $ 1,183 | $ 2,643 | $(12,195) | $(15,039) |
| Amounts recognized in the balance sheet consist of: | | | | |
| Accrued benefit cost | $ (3,373) | $(11,479) | $(12,195) | $(15,039) |
| Intangible asset | 2,936 | 2,526 | — | — |
| Additional minimum pension liability | 1,620 | 11,596 | — | — |
| Net amount recognized | $ 1,183 | $ 2,643 | $(12,195) | $(15,039) |

| | Domestic Plans | | | Foreign Plans | | |
|---|---|---|---|---|---|---|
| | 2000 | 2001 | 2002 | 2000 | 2001 | 2002 |
| Weighted average assumptions as of December 31: | | | | | | |
| Discount rate | 7.75% | 7.50% | 6.75% | 5.75-6.5% | 5.75-6.5% | 5.5-5.7% |
| Expected return on assets | 9.0 | 9.0 | 9.0 | 6.75 | 6.75 | 6.75 |
| Rate of compensation increase | 4.0 | 4.0 | 4.0 | 2.5-4.5 | 2.5-4.5 | 2.5-4.0 |

The components of net pension expense for the years ended December 31 are as follows:

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Domestic Plans: | | | |
| Service cost | $1,133 | $1,284 | $1,354 |
| Interest cost | 1,883 | 2,342 | 2,508 |
| Expected return on plan assets | (2,323) | (2,897) | (3,170) |
| Amortization of prior service cost | 362 | 407 | 410 |
| Recognized actuarial (gain) loss | (122) | (142) | 5 |
| Curtailment loss | — | — | 10 |
| Net pension expense | $ 933 | $ 994 | $1,117 |
| Foreign Plans: | | | |
| Service cost | $ 517 | $ 534 | $ 574 |
| Interest cost | 916 | 930 | 1,054 |
| Expected return on plan assets | (232) | (177) | (145) |
| Net pension expense | $1,201 | $1,287 | $1,483 |

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

| | 2001 | 2002 |
|---|---|---|
| Projected benefit obligation | $ 50,441 | $ 58,098 |
| Accumulated benefit obligation | 47,104 | 55,945 |
| Fair value of plan assets | 33,000 | 30,692 |

We provide postretirement health care and life insurance benefits to eligible hourly retirees and their dependents. The health care plan is contributory, with retiree contributions adjusted every three years as part of a union contract. The plans are unfunded and we pay part of the health care premium and the full amount of the life insurance cost.

The following table sets forth the funded status of our postretirement benefit plans and accrued postretirement benefit cost reflected in our consolidated balance sheet at year end:

| December 31, | 2001 | 2002 |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation, beginning of year | $1,488 | $1,770 |
| Service cost | 57 | 60 |
| Interest cost | 124 | 129 |
| Plan participants' contribution | 44 | 45 |
| Amendments | (58) | — |
| Actuarial loss | 242 | 124 |
| Benefits paid | (127) | (114) |
| Benefit obligation, end of year | 1,770 | 2,014 |
| Fair value of plan assets | — | — |
| Funded status | (1,770) | (2,014) |
| Unrecognized net actuarial loss | 214 | 335 |
| Unrecognized prior service cost | 548 | 503 |
| Accrued postretirement benefit cost | $(1,008) | $(1,176) |

The assumed weighted average discount rate as of December 31 was 7.75% in 2000, 7.50% in 2001, and 6.75% in 2002. The annual assumed rate of increase in the per capita cost of covered health care benefits is 7.50% for retirees under age 65 in 2002 and is assumed to decrease gradually to 5.50% in 2006, and remain at that level thereafter.

Net postretirement benefit costs are as follows:

| Years Ended December 31, | 2000 | 2001 | 2002 |
|---|---|---|---|
| Service cost | $ 47 | $ 57 | $ 60 |
| Interest cost | 107 | 124 | 129 |
| Net loss recognition | — | 1 | — |
| Amortization of transition obligation | 50 | 45 | 48 |
| Net postretirement benefit cost | $204 | $227 | $237 |

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

| | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on total of service and interest cost components | $12 | $(11) |
| Effect on the postretirement benefit obligation | 99 | (89) |

We sponsor 401(k) retirement savings plans for eligible employees. Discretionary employer contributions, as determined annually by the Board of Directors, are made to two of these plans. The contributions approximated $590 for 2000, $550 for 2001, and $767 for 2002.

We established a supplemental executive retirement plan ("SERP") for a select group of our executives who constitute a "top hat" group as defined by ERISA. Discretionary employer contributions made to this plan, as determined annually by the Board of Directors, are held in a Rabbi Trust. The SERP assets are included in our financial statements as available for sale investments within our long-term assets since the Trust permits accessibility of the SERP assets by our creditors in the event of our insolvency (see Notes 7 and 16). We have no other claims to the assets contained in the Trust. The contributions approximated $203 in 2000, $283 in 2001, and $203 in 2002.

*Note 15*

## Foreign Exchange Contracts

Our German divisions, whose functional currency is the Euro, secure options and forwards contracts for Japanese yen and British pounds solely to manage currency fluctuations. At December 31, 2001, these divisions had options and forward contracts to sell ¥230,000 and £2,150. These instruments had various maturity dates through May 2003. At December 31, 2002, these divisions had forward contracts to sell £2,250. These instruments have various maturity dates through March 2004.

*Note 16*

## Fair Values of Financial Instruments

Estimated fair values of financial instruments have been developed using appropriate methodologies; however, considerable judgment is required to develop these estimates. Accordingly, the estimates presented below are not necessarily indicative of amounts that could be realized in a current market exchange. Use of different assumptions or methodologies could have a significant effect on these estimates. The net carrying value and estimated fair value of our financial instruments are as follows:

| December 31, | 2001 | | 2002 | |
|---|---|---|---|---|
| | Net Carrying Value | Estimated Fair Value | Net Carrying Value | Estimated Fair Value |
| Financial liabilities: | | | | |
| Long-term debt | $211,203 | $209,703 | $200,636 | $201,087 |
| Foreign currency contracts | — | (73) | — | (106) |
| Interest rate caps | — | (7) | — | — |

The estimated fair value of existing long-term debt is based on rates currently available to us for debt with similar terms and remaining maturities.

The estimated fair value of foreign currency contracts (used for hedging purposes) has been determined as the difference between the current spot rate and the contract rate multiplied by the notional amount of the contract or upon the estimated fair value of purchased option contracts. The net carrying value of these contracts approximates zero as any gains or losses on the contracts are generally offset by losses or gains on the related hedged asset or liability.

The carrying amounts of cash, marketable equity securities, accounts, notes and leases receivable, and accounts payable approximate fair value because of the short maturity of these instruments.

Investments in marketable equity securities are categorized as trading, available-for-sale, or held-to-maturity. On December 31, 2001 and 2002, we had only available-for-sale securities which are stated at fair value, with unrealized gains and losses, net of deferred taxes, reported in stockholders' equity. Included in accumulated other comprehensive loss were unrealized net losses of $5 at December 31, 2001 and unrealized net losses of $76 at December 31, 2002. Our marketable equity securities pertain to the SERP and are included as a component of other assets (see Notes 7 and 14).

*Note 17*

## Segment Information

As discussed in Note 2, we have identified two distinct and reportable segments: the piano segment and the band and orchestral instrument segment. We consider these two segments reportable as they are managed separately and the operating results of each segment are regularly reviewed and evaluated separately by our senior management.

The accounting policies of each segment are the same as those described in Note 2. Intercompany transactions are generally recorded at cost plus a negotiate markup. The following tables present information about our operating segments:

| 2000 | Piano Segment | | | | Band and Orchestral Segment | | | Other & | Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| | U.S. | Germany | Other | Total | U.S. | Other | Total | Elim | Total |
| Revenues from external customers | $123,528 | $38,630 | $20,686 | $182,844 | $143,904 | $4,950 | $148,854 | $ — | $331,698 |
| Operating profit | 18,082 | 4,450 | 3,372 | 25,904 | 18,237 | (268) | 17,969 | (2,184) | 41,689 |
| Interest income | — | 16 | 25 | 41 | 1,250 | — | 1,250 | — | 1,291 |
| Interest expense | 11,372 | 454 | 219 | 12,045 | 23,020 | — | 23,020 | (17,664) | 17,401 |
| Depreciation and amortization | 6,074 | 2,343 | 218 | 8,635 | 3,659 | — | 3,659 | 48 | 12,342 |
| Income tax expense (benefit) | 3,972 | 1,735 | 1,192 | 6,899 | (671) | (132) | (803) | 4,404 | 10,500 |
| Net income (loss) | 4,723 | 2,837 | 1,514 | 9,074 | (3,076) | (266) | (3,342) | 11,172 | 16,904 |
| Capital expenditures | 4,524 | 1,053 | 39 | 5,616 | 2,184 | 55 | 2,239 | 35 | 7,890 |
| Total assets | 144,014 | 54,008 | 11,444 | 209,466 | 407,958 | 3,868 | 411,826 | (199,476) | 421,816 |

| 2001 | Piano Segment | | | | Band and Orchestral Segment | | | Other & | Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| | U.S. | Germany | Other | Total | U.S. | Other | Total | Elim | Total |
| Revenues from external customers | $105,726 | $41,144 | $22,096 | $168,966 | $179,067 | $4,579 | $183,646 | $ — | $352,612 |
| Operating profit | 10,190 | 6,124 | 4,176 | 20,490 | 19,316 | 119 | 19,435 | (1,453) | 38,472 |
| Interest income | 38 | 44 | 37 | 119 | 2,187 | — | 2,187 | — | 2,306 |
| Interest expense | 10,767 | 273 | 189 | 11,229 | 27,654 | — | 27,654 | (19,846) | 19,037 |
| Depreciation and amortization | 5,872 | 2,366 | 205 | 8,443 | 4,968 | 17 | 4,985 | 375 | 13,803 |
| Income tax expense (benefit) | (478) | 2,246 | 1,588 | 3,356 | (2,731) | 3 | (2,728) | 4,960 | 5,588 |
| Net income (loss) | (1,434) | 4,068 | 2,435 | 5,069 | (6,177) | 63 | (6,114) | 12,364 | 11,319 |
| Capital expenditures | 2,566 | 651 | 107 | 3,324 | 3,629 | 1 | 3,630 | 187 | 7,141 |
| Total assets | 138,336 | 54,785 | 10,499 | 203,620 | 399,817 | 3,214 | 403,031 | (192,611) | 414,040 |

| 2002 | Piano Segment | | | | Band and Orchestral Segment | | | Other & | Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| | U.S. | Germany | Other | Total | U.S. | Other | Total | Elim | Total |
| Revenues from external customers | $105,842 | $38,431 | $20,316 | $164,589 | $163,265 | $4,443 | $167,708 | $ — | $332,297 |
| Operating profit | 13,392 | 5,294 | 2,650 | 21,336 | 11,923 | 65 | 11,988 | (1,925) | 31,399 |
| Interest income | 37 | 34 | 17 | 88 | 1,804 | — | 1,804 | — | 1,892 |
| Interest expense | 9,417 | 179 | 154 | 9,750 | 24,104 | — | 24,104 | (18,683) | 15,171 |
| Depreciation and amortization | 4,495 | 1,295 | 231 | 6,021 | 4,483 | 20 | 4,503 | 513 | 11,037 |
| Income tax expense (benefit) | 1,924 | 2,400 | 1,009 | 5,333 | (2,568) | 77 | (2,491) | 4,308 | 7,150 |
| Net income (loss) | 3,968 | 3,882 | 1,691 | 9,541 | (7,566) | 161 | (7,405) | 12,773 | 14,909 |
| Capital expenditures | 2,095 | 665 | 15 | 2,775 | 2,825 | — | 2,825 | 4 | 5,604 |
| Total assets | 134,418 | 65,726 | 13,334 | 213,478 | 393,383 | 3,192 | 396,575 | (181,819) | 428,234 |

*Note 18*

## Quarterly Financial Data (Unaudited)

The following is a summary of unaudited results of operations (in thousands except share and per share data) for the years ended December 31, 2001 and 2002.

| 2001 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net sales | $101,581 | $83,661 | $82,885 | $84,485 |
| Gross profit | 31,709 | 27,064 | 24,309 | 24,416 |
| Net income (loss) | 5,200 | (249) | 2,514 | 3,854 |
| Basic income (loss) per share | $ 0.58 | $ (0.03) | $ 0.28 | $ 0.43 |
| Diluted income (loss) per share | 0.58 | (0.03) | 0.28 | 0.43 |
| Weighted average shares: | | | | |
| Basic | 8,931,500 | 8,931,500 | 8,947,342 | 8,901,657 |
| Diluted | 8,931,500 | 8,931,500 | 8,947,342 | 8,901,657 |

| 2002 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net sales | $ 88,059 | $78,349 | $75,320 | $90,569 |
| Gross profit | 25,363 | 24,385 | 21,301 | 26,102 |
| Net income | 3,683 | 4,084 | 2,191 | 4,951 |
| Basic income per share | $ 0.42 | $ 0.46 | $ 0.25 | $ 0.56 |
| Diluted income per share | 0.42 | 0.46 | 0.25 | 0.56 |
| Weighted average shares: | | | | |
| Basic | 8,847,372 | 8,860,834 | 8,894,580 | 8,906,238 |
| Diluted | 8,853,917 | 8,915,071 | 8,894,620 | 8,906,238 |

# Shareholder Information

## Corporate Headquarters
Steinway Musical Instruments, Inc.
800 South Street
Suite 305
Waltham, MA 02453
www.steinwaymusical.com

## Annual Meeting of Shareholders
Friday, May 2, 2003, 10:00 a.m. at
Corporate Headquarters

## Form 10-K
Shareholders may obtain, without charge, a copy of the Company's 2002 Annual Report on Form 10-K (exclusive of exhibits) as filed with the Securities and Exchange Commission by writing to Julie A. Theriault, Director of Corporate Communications, at the Company's headquarters.

## Shareholders of Record
The Company's common stock is comprised of two classes: Class A and Ordinary. With the exception of disparate voting power, both classes are substantially identical. There are approximately 2,100 holders of record of the Company's Ordinary common stock. There are two holders of record of the Class A common stock.

## Legal Counsel
Milbank, Tweed, Hadley & McCloy
601 South Figueroa Street
Los Angeles, CA 90017

## Independent Auditors
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

## Transfer Agent & Registrar
Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

| Stock Price Information | High | Low |
|---|---|---|
| Fiscal Year Ended December 31, 2001 | | |
| First Quarter | $ 17.81 | $ 16.35 |
| Second Quarter | 20.54 | 16.05 |
| Third Quarter | 18.28 | 14.40 |
| Fourth Quarter | 17.45 | 12.40 |
| Fiscal Year Ended December 31, 2002 | | |
| First Quarter | $ 20.85 | $ 15.49 |
| Second Quarter | 23.83 | 18.88 |
| Third Quarter | 22.44 | 15.00 |
| Fourth Quarter | 19.19 | 15.25 |

## Stock Exchange Listing
New York Stock Exchange, Common Stock

LVB LISTED NYSE

## Dividend Policy
The Company is restricted by the terms of its outstanding debt and financing agreements from paying cash dividends on its common stock. The Company intends to retain earnings to reduce outstanding indebtedness and to fund the growth of the business.

## Forward-Looking Statements
This annual report contains "forward-looking statements" which represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are necessarily based on certain assumptions which are subject to risks and uncertainties which could cause actual results to differ materially from those indicated in this report. These risk factors include the following: changes in general economic conditions; increased competition; work stoppages and slowdowns; exchange rate fluctuations; variations in the mix of products sold; fluctuations in effective tax rates resulting from shifts in sources of income; and the ability to successfully integrate and operate acquired businesses. Further information on these risk factors is included in the Company's filings with the Securities and Exchange Commission. We caution investors not to place undue reliance on the forward-looking statements contained in this report. These statements speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements except as required by law.


## Acknowledgements
Steinway Musical Instruments, Inc. gratefully acknowledges the following individuals and organizations for the use of their artifacts, photos and mementos in the still life compositions photographed for this year's annual report:

Lee and Avril Allard
Christine Anderson
Tod and Marija Bryant
Kristin Duarte
Joanie Russell
Julia Wyant
The Norwalk Youth Symphony, Inc.
U.S. Army Signal Center



DESIGN The Wenk Sievers Group, Inc. PHOTOGRAPHY Tod Bryant PRINTING Wallace Andrews CT

STEINWAY MUSICAL INSTRUMENTS, INC.
800 South Street · Suite 305 · Waltham, MA 02453